UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 29, 2016

MIMECAST LIMITED

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

Tel: +44 0207 847 8700

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 28, 2016, Mimecast Limited (the “Company”) announced its 2016 annual general meeting of shareholders and made available to its shareholders certain other materials in connection with such meeting.

Such materials are attached as exhibits to this Form 6-K and are incorporated by reference herein.

Shareholders who acquire beneficial interests in the Company’s shares Company, after the date hereof and before the date of the 2016 annual general meeting may request copies of these materials from the Company’s transfer agent and registrar, at Computershare, P.O. Box 30170, College Station, TX 77842, USA or from the Company at 480 Pleasant Street, Watertown, MA 02472. Such shareholders must return the form of proxy (duly signed and together with any power of attorney or other authority under which it is signed) must be received by post or (during normal business hours only) by hand at the offices of the Company’s registrars, Computershare, P.O. Box 30202, College Station, TX 77842, USA no later than 11:59 pm (London time) on October 18, 2016 (or, if the meeting is adjourned, no later than 48 hours (excluding nonworking days) before the time of any adjourned meeting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIMECAST LIMITED

Date: September 29, 2016	By:	/s/ Peter Campbell
Peter Campbell
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of the 2016 Annual General Meeting of Shareholders

99.2	Explanatory Notes on the Business of the Annual General Meeting

99.3	Proxy Card